Exhibit 99.1

Edwards Group Limited Provides Guidance for the Second Quarter 2012

Crawley, West Sussex, United Kingdom — June 7, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”), a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services, is providing the following outlook for the second quarter of 2012:

•                  Revenue is expected to be £154 million to £160 million.

•                  Net Income is expected to be £9.5 million to £10.5 million, or 8 pence to 9 pence per diluted share.

•                  Adjusted Net Income is expected to be £14.5 million to £15.5 million, or 12.5 pence to 13.5 pence per diluted share.

The Company’s anticipated Adjusted Net Income for the second quarter of 2012 excludes restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense. Details of all line items reconciling Adjusted Net Income to the most comparable IFRS measure, Net Income, for the three months ended June 30, 2012 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra-group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.5978 at 4:00 p.m. (London time) on March 31, 2012. For the purpose of calculating Net Income and Adjusted Net Income per diluted share in the second quarter, the Company assumes approximately 114 million weighted average shares outstanding.

The Company will conduct a conference call today at 8:00 AM Eastern Time to discuss its financial results for the first quarter ended March 31, 2012, which were announced on May 29, 2012, and its business outlook.  The U.S. dial in number is 1-866-926-5708 and the non-U.S. dial in number is +44 (0) 1452 560 304.  The passcode is 82823978.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 1-866-247-4222 and the non-U.S. dial in number is +44 (0) 1452 55 00 00.  The replay passcode is 82823978.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0) 1293 528844 investors@edwardsvacuum.com Monica Gould The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com	Media Relations: Kim Hughes The Blueshirt Group +1 415 516-6187 kim@blueshirtgroup.com

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